Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 9, 2013

IMLP

iPath Exchange Traded Notes

iPath® S&P MLP ETN

Note Description

The iPath® S&P MLP ETN is linked to the performance of the consolidated volume-weighted average price ("VWAP") level of the S&P MLP Index, and is designed to pay a quarterly coupon.

Index Description

The S&P MLP Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry. The S&P MLP Index includes both master limited partnerships and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.

Note Details

Ticker	IMLP
Intraday Indicative Value Ticker	IMLP.IV
CUSIP	06742A750
Primary exchange	NYSE Arca
Yearly Fee[1]	0.80%
Inception date	1/3/2013
Maturity date	12/15/2042
Issuer	Barclays Bank PLC
Distributions	Quarterly
Coupon Yield	5.01%

Index Details

Index name	S&P MLP Index
Number of components	56
Bloomberg Index ticker	SPMLP
Bloomberg VWAP Ticker	SPMLPVW
Inception date	9/6/2007
Base value and date	9/6/2007 at 1,631.95
Index provider	S&P Dow Jones Indices, LLC

Cumulative Index Return[2]


15%
12%
9%
6%
3%
0%
Jan 13
Jan 13
Feb 13
Feb 13
Mar 13
Mar 13
S&P MLP Index

Source: S&P Dow Jones Indices, LLC and BlackRock (based on daily returns 1/13 - 3/13 since Note inception date).

[2] *Index returns shown above relate only to the performance of the S&P MLP Index. The IMLP ETN is linked to the performance of the consolidated VWAP Level of the S&P MLP Index, not the price return performance of the index which is shown above. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.*

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Index Sector Breakdown


ENERGY 97.82%
UTILITIES 2.18%

Source: S&P Dow Jones Indices, LLC, as of 3/31/2013. Index composition is subject to change.

[1] The Daily Fee Value on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) the Yearly Fee divided by 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

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BARCLAYS

IMLP

Annualized Performance, Standard Deviation And Correlation History

	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	10-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
S&P MLP Index	12.71	16.52	14.62	10.68	n/a	20.62	1.00
S&P 500®	10.19	13.96	12.67	5.81	8.53	15.01	0.56
MSCI EAFE Index	12.06	11.27	5.01	-0.88	9.70	19.35	0.55
MSCI Emerging Markets Index℠	3.64	1.73	3.20	1.04	17.02	21.12	0.55
Barclays U.S. Aggregate Bond Index	0.09	3.77	5.52	5.47	5.02	2.42	-0.17
Dow Jones-UBS Commodity Index Total Return℠	-7.39	-3.03	1.42	-7.11	3.67	17.46	0.49

Source: BlackRock, S&P Dow Jones Indices, LLC, MSCI, Barclays and Dow Jones Opco, UBS as of 3/31/13.

Index returns shown above relate only to the performance of the S&P MLP Index. The IMLP ETN is linked to the performance of the consolidated VWAP Level of the S&P MLP Index, not the price return performance of the index which is shown above. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 03/08-03/13, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital

[4] Correlations based on monthly returns 03/08-3/13. Correlations relate only to the performance of the S&P MLP Index. The IMLP ETN is linked to the performance of the consolidated VWAP Level of the S&P MLP Index, not the price return performance of the index. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.

An investment in any iPath ETNs linked to the S&P MLP Index (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price ("VWAP") level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or "call" the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

IP-IMLP-I0313

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IMLP Top Index Holdings Component Weight % ENTERPRISE PRODUCTS PARTNERS 14.73 KINDER MORGAN ENERGY PRTNRS 8.64 PLAINS ALL AMER PIPELINE LP 8.12 MAGELLAN MIDSTREAM PARTNERS 5.49 ENERGY TRANSFER EQUITY LP 5.33 ENERGY TRANSFER PARTNERS LP 4.15 KINDER MORGAN MANAGEMENT LLC 3.42 LINN ENERGY LLC-UNITS 3.32 ONEOK PARTNERS LP 3.25 MARKWEST ENERGY PARTNERS LP 3.11 Source: S&P Dow Jones Indices, LLC and BlackRock, as of 3/31/13. Index composition is subject to change. Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. “S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. The S&P® trademark has been sublicensed for certain purposes by Barclays Bank PLC. The S&P MLP index (the “Index”) is a product of S&P Dow Jones Indices LLC and has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. I0313 © 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks,—IMLP servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0680-0413—iP Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com Page 3 of 3